

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2022

Steve Slilaty
Chief Executive Officer
Sunshine Biopharma, Inc
6500 Trans-Canada Highway, 4th Floor
Pointe-Claire, Quebec, Canada H9R 0A5

> **Re: Sunshine Biopharma, Inc**
> **Registration Statement on Form S-3**
> **Filed on March 30, 2022**
> **File No. 333-263998**

Dear Dr. Slilaty :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services